SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

Infinera Corporation
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 par value (Title of Class of Securities)

45667G103 (CUSIP Number of Class of Securities’ Underlying Common Stock)

Michael O. McCarthy III, Esq. Infinera Corporation 169 Java Drive Sunnyvale, CA 94089 (408) 572-5200
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to: Kenton J. King, Esq. Joseph M. Yaffe, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 525 University Avenue – Suite 1100 Palo Alto, CA 94301 (650) 470-4500

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$50,929,629	$3,631.28

*
Estimated solely for purposes of determining the filing fee.  This amount assumes that options to purchase 5,265,300 shares of common stock of Infinera Corporation having an aggregate value of $ 50,929,629 as of January 25, 2010 will be exchanged or cancelled pursuant to this offer.  The aggregate value of such securities was calculated based on the Black-Scholes option pricing model.  The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $71.30 for each $1,000,000 of the value of this transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$3,631.28
Form or Registration No.:	Schedule TO (File No. 005-83483)
Filing party:	Infinera Corporation
Date filed:	January 25, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2
.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed on January 25, 2010 with the Securities and Exchange Commission (the “SEC”) relating to an offer (the “Offer”) by Infinera Corporation, a Delaware corporation (“Infinera” or the “Company”), to exchange certain options to purchase up to an aggregate of 5,265,300 shares of the Company’s common stock, par value $0.001 per share, whether vested or unvested, with an exercise price per share at or above $8.16 with a grant date prior to January 25, 2009 outstanding under the Company’s 2007 Equity Incentive Plan (the “Eligible Awards”). These Eligible Awards may be exchanged, in the case of Senior Officers (as defined in the Offer to Exchange), for options, and in the case of all other employees, for Restricted Stock Units (“RSUs”) upon the terms and subject to the conditions set forth in (i) the Offer to Exchange Certain Outstanding Options to Purchase Common Stock for New Awards dated January 25, 2010 (the “Offer to Exchange”), attached to the Schedule TO as Exhibit (a)(1)(A), (ii) the E-Mail to All Eligible Employees from Thomas J. Fallon, dated January 25, 2010, attached to the Schedule TO as Exhibit (a)(1)(B), (iii) Form of Confirmation E-Mail, attached to the Schedule TO as Exhibit (a)(1)(C), and (iv) Form of Reminder E-Mail, attached to the Schedule TO as Exhibit (a)(1)(D). These documents, as they may be amended or supplemented from time to time, together constitute the “Disclosure Documents.”

This Amendment No. 1 is being filed to reflect the fact that the Company has prepared a supplement (the “Supplement”) to the Offer to Exchange, dated January 25, 2010. The full text of the Supplement is filed herewith as Exhibit (a)(1)(A)(i).

The Schedule TO is amended by the information contained in this Amendment No. 1. Only those items amended are reported herein. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule TO.

The information in the Disclosure Documents is incorporated by reference herein.

Item 2.	Subject Company Information.

(a)	Name and Address.

The information set forth in Item 2 of the Schedule TO is hereby supplemented by the information set forth in the Supplement under the heading “Information Concerning Infinera” which is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)	Material Terms.

The information set forth in Item 4 of the Schedule TO is hereby supplemented by the information set forth in the Supplement under the headings “Information Concerning Infinera,” “Conditions of the Offer” which is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(b)	Conditions.

The information set forth in Item 7 of the Schedule TO is hereby supplemented by the information set forth in the Supplement under the heading “Conditions of the Offer” which is incorporated herein by reference.

Item 10.	Financial Statements.

(a)	Financial Information.

The information set forth in Item 10 of the Schedule TO is hereby supplemented by the information set forth in the Supplement under the headings “Information Concerning Infinera,” “Financial Statements,” and “Schedule D” which is incorporated herein by reference.

Item 12.	Exhibits.

(a)(1)(A)	Offer to Exchange Certain Outstanding Options to Purchase Common Stock for New Awards, dated January 25, 2010.*
(a)(1)(A)(i)	Supplement to the Offer to Exchange, dated February 12, 2010.
(a)(1)(B)	E-Mail to All Eligible Employees from Thomas Fallon, dated January 25, 2010. *
(a)(1)(C)	Form of Confirmation E-Mail. *
(a)(1)(D)	Form of Reminder E-Mail. *
(a)(1)(E)	Screen shots of offer website. *
(a)(1)(F)	Employee presentation materials. *
(b)	Not applicable.
(d)(1)
2007 Equity Incentive Plan and forms of stock option agreements thereunder (Incorporated by reference to exhibit filed with Registrant’s Form S-1 (No. 333-140876), filed with the SEC on February 26, 2007, as amended, and to exhibit filed with Registrant’s Form S-1/A (No. 333-140876), filed with the SEC on April 4, 2007).

(d)(2)
Form of Restricted Stock Unit Agreement under 2007 Equity Incentive Plan of the Registrant (Incorporated by reference to exhibit filed with Registrant’s Quarterly Report on Form 10-Q (No. 001-33486), filed with the SEC on July 25, 2008).

(d)(3)
Form of Restricted Stock Unit Agreement for International Based Employees under 2007 Equity Incentive Plan of the Registrant (Incorporated by reference to exhibit filed with Registrant’s Quarterly Report on Form 10-Q (No. 001-33486), filed with the SEC on July 25, 2008).

(g)	Not applicable.
(h)	Not applicable.
*	Previously filed with Schedule TO.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INFINERA CORPORATION

/s/ Michael O. McCarthy, III
Michael O. McCarthy, III
Chief Legal Officer and Corporate Secretary

Date:  February 12, 2010

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)	Offer to Exchange Certain Outstanding Options to Purchase Common Stock for New Awards, dated January 25, 2010.*
(a)(1)(A)(i)	Supplement to the Offer to Exchange, dated February 12, 2010.
(a)(1)(B)	E-Mail to All Eligible Employees from Thomas Fallon, dated January 25, 2010. *
(a)(1)(C)	Form of Confirmation E-Mail. *
(a)(1)(D)	Form of Reminder E-Mail. *
(a)(1)(E)	Screen shots of offer website. *
(a)(1)(F)	Employee presentation materials. *
(b)	Not applicable.
(d)(1)
2007 Equity Incentive Plan and forms of stock option agreements thereunder (Incorporated by reference to exhibit filed with Registrant’s Form S-1 (No. 333-140876), filed with the SEC on February 26, 2007, as amended, and to exhibit filed with Registrant’s Form S-1/A (No. 333-140876), filed with the SEC on April 4, 2007).

(d)(2)
Form of Restricted Stock Unit Agreement under 2007 Equity Incentive Plan of the Registrant (Incorporated by reference to exhibit filed with Registrant’s Quarterly Report on Form 10-Q (No. 001-33486), filed with the SEC on July 25, 2008).

(d)(3)
Form of Restricted Stock Unit Agreement for International Based Employees under 2007 Equity Incentive Plan of the Registrant (Incorporated by reference to exhibit filed with Registrant’s Quarterly Report on Form 10-Q (No. 001-33486), filed with the SEC on July 25, 2008).

(g)	Not applicable.
(h)	Not applicable.
*	Previously filed with Schedule TO.